Exhibit 99.1

Chi-Med to Announce 2016 Final Results

London: Monday, February 6, 2017: Hutchison China MediTech Limited (“Chi-Med”) (AIM/Nasdaq: HCM) will be announcing its final results for the year ended December 31, 2016 on Monday, March 13, 2017 at 7:00 am Greenwich Mean Time (GMT).

An analyst presentation will be held at 9:00 am GMT (5:00 pm Hong Kong Time) on the same day at Citigate Dewe Rogerson, 3 London Wall Buildings, London, EC2M 5SY, UK, which will be webcast via the company website at www.chi-med.com/investors/event-information/.  The presentation will be available to download before the analyst presentation begins.

For North America based analysts and investors, Chi-Med will also host a conference call with Q&A at 9:00 am Eastern Daylight Time (1:00 pm GMT).

Details of the analyst presentation and conference call dial-in will be provided in the financial results announcement.  A replay will also be available on the website shortly after each event.

About Chi-Med

Chi-Med is an innovative biopharmaceutical company which researches, develops, manufactures and sells pharmaceuticals and healthcare products.  Its Innovation Platform, Hutchison MediPharma Limited, focuses on discovering and developing innovative therapeutics in oncology and autoimmune diseases for the global market.  Its Commercial Platform manufactures, markets, and distributes prescription drugs and consumer health products in China.

Chi-Med is majority owned by the multinational conglomerate CK Hutchison Holdings Limited (SEHK: 0001).  For more information, please visit: www.chi-med.com.

Contacts

Investor Enquiries
Christian Hogg, CEO	+852 2121 8200

International Media Enquiries
Anthony Carlisle, Citigate Dewe Rogerson	+44 7973 611 888 (Mobile)	anthony.carlisle@cdrconsultancy.co.uk

U.S. Based Media Enquiries
Brad Miles, BMC Communications	+1 (917) 570 7340 (Mobile)	bmiles@bmccommunications.com

Susan Duffy, BMC Communications	+1 (917) 499 8887 (Mobile)	sduffy@bmccommunications.com

Investor Relations
Matt Beck, The Trout Group	+1 (917) 415 1750 (Mobile)	mbeck@troutgroup.com

David Dible, Citigate Dewe Rogerson	+44 7967 566 919 (Mobile)	david.dible@citigatedr.co.uk

Panmure Gordon (UK) Limited
Richard Gray / Andrew Potts	+44 (20) 7886 2500